Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco announces to its stockholders and the market in general that it is launching a Voluntary Severance Program for all companies exclusively controlled by Itaú Unibanco Holding S.A. in Brazil. This Program aims to provide those interested in leaving the company with the opportunity of a safe career transition and to adjust the company’s structures to the reality of the market, thereby benefiting employees who meet some requirements. Any eligible employees may adhere to the Voluntary Severance Program from August 1 to 31, 2019. Adhering to this program is a voluntary decision and eligible employees may choose between two severance benefit packages, as follows: 1) Payment of 0.5 salary per year worked (limited to 6 salaries) and extension of the health care plan for 60 months; or 2) Payment of 0.5 salary per year worked (limited to 10 salaries) and extension of the health care plan for 24 months Both packages provide other benefits, such as profit sharing and payment of all legal termination amounts. After the end of the adhesion period, the financial impacts and the number of employees who have joined the program will be disclosed to the market. Itaú Unibanco clarifies that this program will not affect the quality or availability of its client services. São Paulo, July 29, 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco announces to its stockholders and the market in general that it is launching a Voluntary Severance Program for all companies exclusively controlled by Itaú Unibanco Holding S.A. in Brazil. This Program aims to provide those interested in leaving the company with the opportunity of a safe career transition and to adjust the company’s structures to the reality of the market, thereby benefiting employees who meet some requirements. Any eligible employees may adhere to the Voluntary Severance Program from August 1 to 31, 2019. Adhering to this program is a voluntary decision and eligible employees may choose between two severance benefit packages, as follows: 1) Payment of 0.5 salary per year worked (limited to 6 salaries) and extension of the health care plan for 60 months; or 2) Payment of 0.5 salary per year worked (limited to 10 salaries) and extension of the health care plan for 24 months Both packages provide other benefits, such as profit sharing and payment of all legal termination amounts. After the end of the adhesion period, the financial impacts and the number of employees who have joined the program will be disclosed to the market. Itaú Unibanco clarifies that this program will not affect the quality or availability of its client services. São Paulo, July 29, 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations